POWERNOVA TECHNOLOGIES CORPORATION

#1010, 207 West Hastings Street

Vancouver, BC

V6B 1H7

Tel:  604.734.7488

October 5, 2010

MANAGEMENT DISCUSSION & ANALYSIS

This Management Discussion & Analysis should be read in conjunction with our financial statements and the accompanying notes for the year ended May 31, 2010.  Except where otherwise noted, all dollar amounts are stated in Canadian dollars.

Overview

PowerNova Technologies Corporation was incorporated in British Columbia on October 6, 1986 under the name “Aqua 1 Beverage Company Inc.”.  On September 11th, 2003 we changed our name to “PowerNova Technologies Corporation”.  Our shares were previously listed on the TSX Venture Exchange (“TSX”) until June 20th, 2003, when our shares were delisted for failure to pay the TSX’s annual sustaining fees.  We elected not to pay the sustaining fees as our preference is to obtain a listing on the NASD Over-The-Counter Bulletin Board (“OTC BB”).

In October 2003, we agreed to acquire all of the shares of Hydrogen Production Technologies Corporation (“HPTC”), a newly incorporated British Virgins Island company beneficially owned by Dr. Avtandil A. Koridze, our Vice-President and a director, and Mr. Bakytzhan Oralbekov, our former President and a current director.  HPTC owned the intellectual property rights to a hydrogen production technology (the “Process”).  The intellectual property rights that HPTC had in the Process were assigned to our company for $1.00 on November 5, 2005.

As consideration for the shares, we issued an aggregate of 20,000,000 common shares to Dr. Koridze and Mr. Oralbekov and agreed to issue a further 9,000,000 common shares upon our company achieving revenues of $10,000,000 as a direct result of the commercialization of the Process, provided such revenues are achieved with ten years of completion of the acquisition.  This incentive bonus expires on October 30, 2013.  In June 2005, patent number 6,909,009 B2 entitled “Alkane and Alkane Group Dehydrogenation with Organometallic Compounds” was issued for the Process by the United States Patent and Trademark Office in the name of the inventor, Dr. Avtandil Koridze, and we acquired all right to the United States patent number 6,909,009 B2 in consideration of $1.00.

Hydrogen Production

Hydrogen can be used to power fuel cells in motor vehicles, residential and industrial stationary power plants and battery powered consumer products.  Abundant in the universe, hydrogen combines with other elements to form compounds and is produced by separating the elements that it is attached to.  In industrial applications, high temperature steam (between 700 – 900o C) separates hydrogen from carbon atoms in natural gas (CH4).  This method of hydrogen production is called steam reforming.

Other than steam reforming, coal gasification and electrolysis of water, there are currently no commercially viable hydrogen production technologies in the consumer or mass market.

We believe that hydrogen powered fuel cells could be utilized in the future.  However, hydrogen gas is expensive to produce and is not widely available.  Hydrogen is also difficult to store and low in energy density thereby commonly requiring large, bulky storage tanks.

Our approach to hydrogen production utilizes a unique process that overcomes some of the inherent drawbacks of conventional steam reforming. Steam reforming requires a much higher reaction temperature than the reaction proposed by our Process (between 700 – 900o C versus less than 200o C). This higher temperature requires more energy to be used and is therefore more expensive than a lower temperature reaction.

Although still in development, we expect that our Process may produce hydrogen in a process significantly less costly than steam reforming while at the same time eliminating carbon dioxide emissions from the vehicle.  In particular it is our goal through research, testing and development to prove the commercial viability of our patented process incorporating the following advantages:

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hydrogen production in a significantly lower temperature chemical reaction than current industry standards;

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hydrogen production from hydrocarbons such as gasoline; and

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hydrogen production from gasoline eliminating the need for a new infrastructure for the delivery and storage of hydrogen.

We anticipate that upon completion of our research and development, the Process may produce hydrogen from fuel in a low temperature reaction (about 200 degrees Celsius).  It is our belief that the Process, if proven commercially viable, may enable the efficient production of hydrogen by a chemical reaction that has zero carbon dioxide emissions.

In automotive applications, a key issue is storage. Hydrogen is a gas at normal temperatures and can be compressed and stored in cylinders to overcome volume related limitations.  It can also be kept as a liquid at temperatures of minus 423.2 degrees Fahrenheit (-423.2oF or -253oC).  When cooled to a liquid state, this low-weight fuel takes up 1/700 as much space as it does in its gaseous state.  This leads to other problems as the size, volume and temperature requirements for the storage of hydrogen are not yet practical in small scale applications such as motor vehicles.  The lack of a distribution system for hydrogen as a transportation fuel, further adds to these challenges.  Also, safety is a critical issue as hydrogen is highly volatile.  “Direct hydrogen”, or refueling with direct hydrogen, is one option that can be used to overcome the safety issues.  Storing hydrogen as a liquid is a difficult process because the hydrogen must be cooled to -423.2o F.  Refrigerating hydrogen to this temperature uses the equivalent of 25% to 30% of its energy content, and requires special materials and handling.  This makes this option impractical due to efficiency and distribution issues.  Additionally, for hydrogen to be competitive to traditional sources of energy, especially on board vehicles, the system must be refueled simply and quickly.  We believe that our Process may produce hydrogen on demand such that refueling is not an issue to the consumer.  Because our Process may use gasoline as a source of hydrogen, the existing infrastructure for the storage and delivery of gasoline may be used for our Process.  Using the existing infrastructure may result in a lower cost of hydrogen than competitive technologies which may have to build a new infrastructure for the production, storage and delivery of hydrogen.

The direct hydrogen option also has limitations due to safety concerns and volumetric constraints associated with on-board storage systems.  We believe that on-board fuel processing is the practical alternative.  A major benefit is that on-board processors utilize the existing fuel infrastructure and are a practical approach.

Our Process is not commercially viable at this time.  We intend to continue research and development and our goal is to have the Process include the following benefits:

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Low temperature conversion:  If and when the Process is proven to be commercially viable, the Process’ operating temperature should be between 150o – 200o C, which is significantly lower than current industry standards.

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Emissions:  If and when the Process is proven to be commercially viable, the only by-products of the chemical reaction of the Process are hydrogen and alpha-olefins.  Therefore, there will be no greenhouse gas emissions using the Process.

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Cost:  If and when the Process is proven to be commercially viable, the cost savings would include the following:

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lower energy input to produce hydrogen;

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use of existing infrastructure for refueling motor vehicles; and

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on-board and on-demand hydrogen production would become a more feasible system for motor vehicles.

•

Efficiency:  If and when the Process is proven to be commercially viable, the Process should be efficient enough to be cost competitive with competing fuel sources.

Our Process, if proven successful, also may have applications in other industries, including conventional petroleum and natural gas processing.  Linear alkanes are by-products from both these processes, but because of their low value they are simply used as a fuel.  However, with our Process, a simple, low temperature conversion of the linear alkanes to alkenes plus hydrogen may be possible. Alkenes are of much higher value since they are the precursors to many chemicals and polymers.  In addition, the production of hydrogen from this step would give refiners the ability to process greater quantities of heavy crudes.  The supply of hydrogen to refineries is of increasing importance as world stocks of light crudes decline and heavy oil production (e.g. the Canadian oil sands) increases significantly.

Over-The-Counter Bulletin Board Listing Status

We have filed Form 20-F Registration Statement with the Securities and Exchange Commission and are now reporting in the United States as a “foreign private issuer”.

We intend to retain a market maker to make an application with The Financial Industry Regulatory Authority (FINRA) to list our securities on the OTC Bulletin Board.

Significant Recent Developments

Listing on Canadian Venture Exchange

We recently submitted an application for listing and trading of its securities on the Canadian National Stock Exchange (“CNSX”).  On September 15, 2010, we were notified by the CNSX that we were conditionally approved for listing on the CNSX.  Listing is subject to completion of a private placement of securities to raise sufficient funds to meet a minimum working capital requirement of $100,000.  We are proposing to complete a non-brokered private placement on terms to yet be determined.

Share Issuances Subsequent to Year End

Subsequent to the year ended May 31, 2010, we issued a total of 3,560,737 common shares at a price of $0.02 per share in settlement of a debt in the amount of $35,607 to Hector Frith, a significant shareholder.

Plan of Operation

Research and Development Work

Our goal is to complete our research and development work.  This work involves the development of a new type of catalyst which may allow the rapid and selective dehydrogenation of organic liquids such as propane, butane and cycloalkanes.  We believe that if this catalyst is discovered the resulting formulation may make available the catalyst required for the commercial production of hydrogen.  The goal of the catalyst is create a chemical reaction to break the bond between hydrogen and carbon in hydrocarbons so that the by-products of the reaction may be used in commercial applications. Establishing a firm completion date for the research and development is currently unrealistic due to the nature of the work involved.  The inventor of the Process is doing pioneering work in these chemical processes and thus cannot determine when he will finish.

This work is being conducted in Russia at the Russian Academy of Sciences in Moscow and at the State University of Tbilisi under the direction of Dr. Avtandil Koridze, our Vice President.  The technical challenge of achieving a commercially viable chemical catalyst to produce hydrogen and alpha-olefins is being addressed by the research and development program lead by Dr. Koridze, our Chief Technology Officer, Vice President of Research and Development, and the inventor of the Process.

Tests on the Process

After successful completion of the research and development work, our next goal is to complete the tests on the Process.

Evaluation by Independent Source

If our research and development is successful, and there is no guarantee that it will be successful, we plan to have the results evaluated by an independent source to determine the commercial feasibility of the process.  We have already contacted Nexant Chemsystem, a consulting firm that specializes in working with clients engaged in the energy market and described our work to them.   Based on these discussions, representatives of Nexant Chemsystems have expressed an interest in examining the results.

Prototype

After successful testing of the Process, our goal would be to establish a prototype of the Process.

Issuing License for Commercial Production

After the successful establishment of the prototype, our goal would be to commence issuing licenses to industrial customers.

Selected Annual Information

Description	May 31, 2010 $	May 31, 2009 $	May 31, 2008 $
Total Revenues	0	0	0
Net Income or loss
Total	(60,689)	(59,365)	(56,066)
Per share	(0.001)	(0.001)	(0.001)
Total Assets	3,945	1,446	2,572
Long term financial liabilities	0	0	0
Cash dividends	N/A	N/A	N/A

The net loss in 2010 is only slightly higher by 2.23% compared to the net loss in 2009.   Although the general and administrative expenses in fiscal 2010 were approximately 661% more than the general and administrative expenses in fiscal 2009, the increase was offset by a write off accounts payable in fiscal 2010 totalling $47,996, compared to a write of accounts payable in fiscal 2009 of $6,135.

Summary of Quarterly Results

Description	Three months ended May 31, 2010 $	Three months ended Feb. 28, 2010 $	Three months ended Nov. 30, 2009 $	Three months ended Aug. 31, 2009 $	Three months ended May 31, 2009 $	Three months ended Feb. 29, 2009 $	Three months ended Nov. 30, 2008 $	Three months ended Aug. 31, 2008 $
Net Revenues	0	0	0	0	0	0	0	0
Income or loss before other items
Total	(55,384)	(28,971)	(6,993)	(17,337)	(16,328)	(12,504)	(17,622)	(14,402)
Net income or loss for period
Total	(7,388)	(28,971)	(6,993)	(17,337)	(10,193)	(12,504)	(17,622)	(14,402)
Per share	(0.001)	(0.001)	(0.001)	(0.001)	(0.001)	(0.01)	(0.001)	(0.01)

Results of Operations

During the year ended May 31, 2010 we reported a net loss of $60,689 compared to a net loss of $59,365 for the year ended May 31, 2009.  The net loss was comprised of management fees of $18,000 (2009: $18,000), legal and accounting fees of $34,556 (2009: $21,320), rent of $6,000 (2009: $6,000), filing and transfer agent fees of $36,787 (2009:  $10,714) and investor relations of $11,371 (2009: $8,181).  The filing and transfer agent fees increase significantly during fiscal 2010 as a result of holding our annual meeting in August 2009 and our increased activity with respect to seeking a listing on the CNSX, which also caused an increase in our legal and accounting fees.

During the year ended 31 May 2010, we reviewed and evaluated our accounts payable balances for the purposes of determining the fair value of such financial liabilities.  We determined that a write down of $47,996 of the carrying value to a balance of $Nil was necessary to reflect the estimated fair value of this liability.  This write down was recorded as a recovery of expenses and a decrease in accounts payable.

Revenues for the year ended May 31, 2010 were $Nil compared with $Nil for the year ended May 31, 2009. Revenue from the sale and licensing of our hydrogen production technology is not expected until the research and development program has been completed successfully.

Liquidity and Capital Resources

At May 31, 2010, we had cash of $Nil compared with $91 at May 31, 2009.  As of May 31, 2010, we had a working capital deficiency of $274,712, compared to a working capital deficit of $408,594 as at May 31, 2009.

Our current cash and cash equivalents are not sufficient to meet our cash requirements for the next twelve months or to continue with our research and development of the Process.  We will require additional financing to fund our administrative expenses and to carry on with our research and development.  We have historically satisfied our capital needs primarily by issuing equity securities or by loans from related parties.

We have no funding commitments or arrangements for additional financing at this time and there is no assurance that we will be able to obtain any additional financing on terms acceptable to us, if at all.  Any additional funds raised will be used for general and administrative expenses and to carry on with our research and development.  The quantity of funds to be raised and the terms of any equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise.

Transactions with Related Parties

During the year ended May 31, 2010, officers and directors made contributions to capital for management fees in the amount of $18,000 (2009 - $18,000; 2008 - $18,000) and rent in the amount of $6,000 (2009 - $6,000; 2008 - $6,000).

During the year ended May 31, 2010, shareholders and/or director-officers made contributions to capital by agreeing to forgive a balance owed to them at May 31, 2010 of $Nil (2009: $23,947; 2008: $581,615).

In June 2009, we issued 2,500,000 common shares at a price of $0.02 per share to settle a debt in the amount of $50,000 owed to Hector Frith, a significant shareholder.

In June 2009, we issued 258,868 common shares at a price of $0.18 per share to Hector Frith, a significant shareholder, pursuant to share subscriptions received totalling $46,596.

In December 2009, we issued 1,000,000 common shares at a price of $0.02 per share to settle a debt in the amount of $20,000 owing to Hans Behm.  Both Mr. Frith and Mr. Behm have been funding our expenses from their personal funds in order to allow us to bring our company back in good standing and attain trading status.

As at May 31, 2010, the amounts due to related parties include $181,012 (2009 - $201,492; 2008 - $189,182) due to shareholders and/or officers-directors.  Amounts due to related parties are non-interest bearing, unsecured and have no fixed terms of repayment.

Changes in Accounting Policies

Section 3064 – Goodwill and Intangible Assets

Effective 1 June 2009, we adopted the Canadian Institute of Chartered Accountants (“CICA”) new Handbook Section 3064, “Goodwill and Intangible Assets”.  This Section replaced Section 3062, “Goodwill and Intangible Assets” and Section 3450, “Research and Development Costs”, and establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  On adoption of this new Standard, Emerging Issues Committee (“EIC”) 27, “Revenues and Expenditures during the Pre-operating Period” was withdrawn, and so various pre-production and start-up costs are required to be expensed as incurred.  No material adjustments were required upon adoption of this new Standard.

EIC 173 – Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the CICA issued EIC Abstract 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”.  EIC 173 provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments.  EIC 173 is applicable for our interim and annual financial statements for our fiscal year ending 31 May 2010, with retroactive application. The adoption of EIC 173 did not result in a material impact on our financial statements.

Section 3862 – Financial Instruments - Disclosures

In June 2009, the CICA amended Section 3862, “Financial Instruments – Disclosures”, to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures. These amendments require a three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements. The amendments to Section 3862 apply for annual financial statements relating to fiscal years ended after 30 September 2009. The three levels of fair value hierarchy under Section 3862 are:

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Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

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Level 2 - Inputs other than quoted prices that are observable, either directly or indirectly; and

•

Level 3 - Inputs for assets or liabilities that are not based on observable market data.

The disclosures required as a result of adopting the new section are presented in Note 4 to the audited financial statements.

Recent Accounting Pronouncements

Section 1582 – Business Combinations, Section 1601 – Consolidated Financial Statements and Section 1602 – Non-Controlling Interests

In January 2009, the CICA issued new accounting standards, Handbook Section 1582, “Business Combinations”, Handbook Section 1602, “Non-Controlling Interests”, and Handbook Section 1601, “Consolidated Financial Statements”, which are based on the International Accounting Standards Board’s (“IASB”) International Financial Reporting Standard 3, “Business Combinations”.  The new standards replace the existing guidance on business combinations and consolidated financial statements.  The objective of the new standards is to harmonize Canadian accounting for business combinations with the international and U.S. accounting standards.  The new standards are to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 January 2011, with earlier application permitted.  Assets and liabilities that arose from business combinations whose acquisition dates preceded the application of the new standards shall not be adjusted upon application of these new standards. Section 1602 should be applied retrospectively except for certain items.  We have not adopted these new standards but will continue to evaluate the attributes and effect of early adoption of these standards if a business combination were to occur.

Section 3855 – Financial Instruments - Recognition and Measurement

On 29 April 2009, the CICA amended Section 3855, “Financial Instruments – Recognition and Measurement”, adding/amending paragraphs regarding the application of effective interest method to previously impaired financial assets and embedded prepayment options.  The amendments are effective for interim and annual financial statements relating to fiscal years beginning on or after 1 January 2011 with early adoption permitted. These amendments are not expected to have a significant impact on our financial statements.

International Financial Reporting Standards (“IFRS”) Convergence

In February 2008, the CICA announced that Canadian generally accepted accounting principles (“GAAP”) for publicly accountable enterprises is to be replaced by International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after 1 January 2011.  Companies are required to provide IFRS comparative information for the previous fiscal year.  Accordingly, the conversion from GAAP to IFRS is to be applicable to our reporting for the first quarter of our 2012 year end for which the current and comparative information will be prepared under IFRS.  We are required to apply all of those IFRS standards which are effective for fiscal year ending 31 May 2011 and apply them to our opening 1 June 2010 balance sheet.

IFRS Implementation Plan

We have commenced the development of an IFRS implementation plan to prepare for the transition, and are currently in the process of analyzing the key areas where changes to current accounting policies may be required.  While an analysis will be required for all current accounting policies, the initial key areas of assessment will include:

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Property and equipment (measurement and valuation);

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Stock-based compensation;

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Accounting for income taxes; and

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First-time adoption of International Financial Reporting Standards (IFRS 1).

As the analysis of each of the key areas progresses, other elements of our IFRS implementation plan will also be addressed, including: the implication of changes to accounting policies and processes and financial statement note disclosure.  The table below summarizes the expected timing of activities related to our transition to IFRS:

Initial analysis of key areas for which changes to accounting policies may be required	Completed
Detailed analysis of all relevant IFRS requirements and identification of areas requiring accounting policy changes or those with accounting policy alternatives	Throughout 2010
Assessment of first-time adoption (IFRS 1) requirements and alternatives	Throughout 2010
Final determination of changes to accounting policies and choices to be made with respect to first-time adoption alternatives	By December 31, 2010
Resolution of the accounting policy change implications on the accounting processes	By December 31, 2010
Quantification of the financial statement impact of changes in accounting policies	Throughout 2010

Corporate Information

Our Board of Directors is as follows:

Dr. Avtandil Koridze

Stuart Lew

Chris Tay

Hans-Christian Behm

John Patrick Nicol

Our officers are:

Stuart Lew

CEO & Co-Chairman

Dr. Avtandil Koridze

Vice President and Chief Technology Officer

Chris Tay

Chief Financial Officer and Corporate Secretary

Our audit committee consists of:

Christopher Tay

Hans-Christian Behm

John Patrick Nicol

Share Capital

Our authorized share capital consists of 50,000,000 common shares without par value.  As of October 4, 2010, the total number of issued and outstanding common shares is 44,754,043 common shares.

During the year ended May 31, 2010 and the year ended May 31, 2009 no stock options were granted or outstanding.  No share purchase warrants were exercised during fiscal 2010 or fiscal 2009.  The following share purchase warrants were outstanding at May 31, 2010:

Number of warrants	Exercise price $	Expiry Date
1,725,773	1.00	October 9, 2010
2,190,724	0.18	October 9, 2010
167,335	1.00	August 15, 2010

The 1,725,773 share purchase warrants expiring on October 9, 2010 can be converted into one common share at a price of $1.00 per share.  The 2,190,724 share purchase warrants expiring on October 9, 2010 can be converted into one common share at a price of $0.18 per share.  During the year ended May 31, 2007, we amended the expiry dates of all these share purchase warrants to October 9, 2010 from October 9, 2006.

The 167,335 share purchase warrants expiring on August 15, 2010 can be converted into one common share and one share purchase warrant which entitles the holder to acquire an additional common share at a price of $1.00 per common share.  During the year ended May 31, 2007, we amended the expiry date of these share purchase warrants to August 15, 2010 from August 15, 2007.

The 1,725,773 and 2,190,724 share purchase warrants outstanding at May 31, 2010 excludes share purchase warrants that were exercised prior to May 31, 2009 but the corresponding common shares were not issued at May 31, 2010.  The funds received by us related to the exercise of these 258,868 share purchase warrants were recorded as share subscriptions received in advance.

Investor Relations

We did not undertake any particular investor relations’ activities during the period under review.

Approval

Our Board of Directors have approved the disclosures in this MD&A.  A copy of this MD&A will be provided to anyone who requests it.

Risks and Uncertainties

The Process, which is a catalyst used in the generation of hydrogen from hydrocarbons, is currently in the research and development stage which is the riskiest stage for any company involved in research and development. There can be no assurance that the research and development program conducted by us will result in a commercially viable Process.  To achieve profitable operations, we must successfully develop, introduce and market the Process.  To obtain regulatory approvals for the Process being developed and to achieve commercial success, trials must demonstrate that the Process is viable.

Our senior management, directors and greater than 10% stockholders, acting together, have the ability to control substantially all matters submitted to our shareholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets) and to control our management and affairs.

There is no market for our shares as our shares are not listed on any stock exchange.

We have no commercial production and we have no history of recent earnings or positive cash flow from operations.  We do not know if we will ever generate material revenue from operations or if we will ever achieve self-sustaining commercial operations. Historically, the only source of funds available to us has been through the sale of our common shares. Any future additional equity financing would cause dilution to current stockholders.

A mass market may never develop for hydrogen fuel, or may develop more slowly than we anticipate. The development of a mass market for the Process may be affected by many factors, some of which are out of our control, including: (i) the emergence of new or more competitive technologies and products; (ii) the future cost of fuel cell systems; (iii) regulatory requirements; and (iv) consumer acceptance.

Our proposed Process may require specially formulated gasoline.  This gasoline may have to be provided via separate fuel pumps at gas stations.  Although this gasoline may cost less per liter (because of the lack of additives required for more efficient combustion), and gives both customers and oil companies an extra incentive to include this fuel in their breadth of products, it may be entirely dependent on oil and gas companies to provide the infrastructure, in terms of equipment and distribution, to dispense this specially formulated gasoline.

New developments in technology may negatively affect our product development or sale and make us uncompetitive or obsolete. Other companies, many of which have substantially greater resources than us, are currently engaged in the development of technologies that may be competitive with our hydrogen production technology.  Some of these competitor companies may be our potential customers. There are corporations, national laboratories and universities in the United States, Canada, Europe and Asia that possess hydrogen production technologies and/or are actively engaged in the development and manufacture of them.  Each of these competitors has the potential to capture market share in various markets.  Depending on the status of a competitor’s hydrogen production technology in relation to the benefits and drawbacks of our technology, some potential customers may or may not be interested in purchasing our technology.

The laws and regulations in Russia and Georgia differ greatly from North America and there is an inherent risk of doing business in Russia and Georgia.  Changes in Russian and Georgian laws and regulations and the interpretation of those laws and regulations may adversely affect our research and development program. There is also the risk of the retroactive application of new laws.

Russia and Georgia have been undergoing a rapid and uneven transition to a market-oriented economy and in prior years have experienced high inflation and rapid currency devaluation.  There is no certainty that economic measures undertaken by these governments will successfully improve economic conditions or that the transition to a market-oriented economy will be accomplished.

Changes in the political environment may adversely affect our research and development program. Because of political instability in Russia and Georgia, there is significant potential for social, political, economic, legal, and fiscal instability. These risks include, among other things: local currency devaluation, civil disturbances, terrorism or armed conflict, exchange controls or the availability of hard currency, changes with respect to taxes and royalty rates.

We may potentially be involved in a rapidly changing industry.  There can be no assurances that we can maintain a technical lead, if any, over the competition or that competitors will not develop a better or more cost effective hydrogen production process than that which may be offered by us.

On June 25, 2005, patent number 6,909,009 B2 was issued for the Process by the United States Patent and Trademark Office in the name of the inventor, Dr. Avtandil Koridze, who then assigned the patent to us. Although we own the patent for the Process if we should fail in the future to protect the patent it could result in the loss of exclusivity or the right to use the patent.  We cannot assure investors that: (i) any of our future patents will not be invalidated, circumvented, challenged, rendered unenforceable, or licensed to others; or (ii) any of our pending or future patent applications will be issued with the breadth of claim coverage sought by us, if issued at all.  In addition, effective patent, trademark, copyright and trade secret protection may be unavailable, limited or not applied for in certain foreign countries.  We could incur substantial costs in defending our intellectual property and filing suits against others for infringement of our intellectual property, in filing suits against others seeking to have our intellectual property declared invalid, and defending ourselves in lawsuits brought against us on claims that our intellectual property infringes upon the existing rights of others.

We cannot assure potential investors that these agreements will not be breached, that we will have adequate remedies for any breach or that such persons or institutions will not assert rights to intellectual property arising out of these relationships. If necessary or desirable, we may seek further licenses under the patents or other intellectual property rights of others. However, we can give no assurances that we will obtain such licenses or that the terms of any offered licenses will be acceptable. The failure to obtain a license from a third party for intellectual property we use at present could cause us to incur substantial liabilities and to suspend the manufacture, shipment of products or our use of processes requiring the use of such intellectual property.

The self-ignition temperature of hydrogen is 550 degrees Celsius. Like any fuel, the safe handling of hydrogen requires that the three necessary conditions for combustion be prevented. The wide flammability ranges of hydrogen imply that a mixture of hydrogen and air might ignite more easily than other fuels. Consequently, the following precautions must be adhered to:

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Hydrogen should not be mixed with air.

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Contact of hydrogen with potential ignition sources should be prevented.

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Purging of hydrogen systems should be performed with an inert gas such as nitrogen.

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Venting of hydrogen should be done according to standards and regulation.

•

Because the hydrogen flame is invisible, special flame detectors are required.

Dependence on Management

We are dependent on a relatively small number of key personnel, the loss of any of whom could have an adverse effect on our business.  We do not maintain key employee insurance on any of our employees.

Management’s Responsibility for Financial Information

Management has prepared the information and representations in this report.  The financial statements have been prepared to conform to GAAP and, where appropriate, reflect management's best estimates and judgment.  The financial information presented throughout this report is consistent with the data presented in the consolidated financial statements.

Increased Costs and Compliance Risks

Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in the past few years.  We anticipate that costs may continue to increase with recently adopted corporate governance requirements.  Like many smaller public companies, we face a significant impact from compliance with the requirement for management to evaluate the effectiveness of internal control over financial reporting.  Any failure to effectively implement new or improved internal controls, or to resolve difficulties in their implementation, could harm our operating results, cause us to fail to meet reporting obligations or result in management being required to give a qualified assessment of our internal controls over financial reporting. Any such result could cause investors to lose confidence in our reported financial information, which could have a material adverse effect on our share price.

Forward Looking Statements

Except for historical information, our MD&A may contain forward looking statements that are based on beliefs of management, assumptions made by and information currently available to our management.  When used in this report the words “estimate”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “planning”, “may”, “should”, “will”, and the negative thereof or other variations thereon or comparable terminology are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events based on currently available information and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in the statements.  The statements contained in this report speak only as of the date hereof.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Additional Information

Additional information relating to our company is available on SEDAR at www.sedar.com.